Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2007, 2006 and 2005

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2007. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2007. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“DAVID SMITH”

JOHN SHERIDAN	DAVID SMITH
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 19, 2008	February 19, 2008

AUDITORS' REPORT

To the Shareholders of Ballard Power Systems Inc.

We have audited the consolidated balance sheets of Ballard Power Systems Inc. (the “Corporation") as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2008 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

“KPMG LLP”

Chartered Accountants

Vancouver,Canada
February 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc. (the “Corporation")’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting presented in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 19, 2008 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver,Canada
February 19, 2008

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
December 31,
(Expressed in thousands of U.S. dollars)

	2007	2006
	(restated – note 2)
Assets
Current assets:
Cash and cash equivalents	$49,340	$61,399
Short-term investments	96,234	125,673
Accounts receivable (notes 5 & 16)	18,963	14,911
Inventories (note 6)	14,859	14,663
Prepaid expenses and other current assets	1,740	1,284
Current assets held for sale (note 2 & 3)	105	3,223
	181,241	221,153

Property, plant and equipment (note 7)	42,906	44,955
Intangible assets (note 8)	4,303	11,834
Goodwill (notes 2, 3 & 4)	48,106	48,106
Investments (note 9)	3,250	8,191
Long-term assets held for sale (notes 2 & 3)	16,286	21,997
Other long-term assets	2,599	32
	$298,691	$356,268

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 10 & 16)	$20,042	$19,539
Deferred revenue	169	1,814
Accrued warranty liabilities	752	1,966
Current liabilities held for sale (notes 2 & 3)	1,933	10,685
	22,896	34,004

Long-term liabilities (notes 11 & 12)	17,606	15,964
Long-term liabilities held for sale (note 3)	-	1,207
	40,502	51,175

Shareholders’ equity:
Share capital (note 13)	1,174,821	1,169,778
Contributed surplus (notes 13(b), (f) & (g))	72,290	66,935
Accumulated deficit	(988,686)	(931,384)
Accumulated other comprehensive loss	(236)	(236)
	258,189	305,093
	$298,691	$356,268

See accompanying notes to consolidated financial statements.
Subsequent event (note 2 and 21)
Commitments, guarantees and contingencies (note 14)

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31,
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2007	2006	2005
Revenues:
Product and service revenues	$43,352	$36,535	$34,117
Engineering development revenue	22,180	13,288	8,131
Total revenues	65,532	49,823	42,248

Cost of revenues and expenses:
Cost of product and service revenues	25,052	21,206	25,948
Research and product development	58,478	52,274	64,891
General and administrative	19,715	13,262	15,461
Marketing and business development	8,334	7,226	6,241
Depreciation and amortization	15,732	16,391	18,033
Total cost of revenues and expenses	127,311	110,359	130,574

Loss before undernoted	(61,779)	(60,536)	(88,326)
Investment and other income (note 20)	16,933	9,932	11,223
Loss on disposal and write-down of long-lived	(4,583)	(778)	(238)
assets (note 9)
Gain on sale of assets (note 4)	-	-	18,294
Equity in loss of associated companies	(7,433)	(7,029)	(3,738)
Loss before income taxes	(56,862)	(58,411)	(62,785)
Income taxes (recovery) (note 15)	(53)	(1,417)	205
Loss from continuing operations	(56,809)	(56,994)	(62,990)
Loss from discontinued operations (note 3)	(493)	(124,143)	(23,993)
Net loss and comprehensive loss	(57,302)	(181,137)	(86,983)
Basic loss per share from continuing operations	$(0.50)	$(0.50)	$(0.53)
Basic loss per share from discontinued operations	(0.00)	(1.10)	(0.20)
Basic loss per share	$(0.50)	$(1.60)	$(0.73)
Weighted average number of common
shares outstanding	114,575,473	113,390,728	119,701,260

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity December 31, Unaudited (Expressed in thousands of U.S. dollars except per share amounts and number of shares)

					Accumulated
					other	Total
	Number of		Contributed	Accumulated	comprehensive	shareholders’
	shares	Share capital	surplus	deficit	loss	equity
Balance, December 31, 2004	118,778,846	$1,231,689	$6,902	$(663,264)	$(236)	$575,091
Net Loss	-	-	-	(86,983)	-	(86,983)
Issuance of common shares	5,461,723	50,668	-	-	-	50,668
for cash (net of issue costs)
Cancelled upon disposition	(12,005,892)	(124,162)	51,586	-	-	(72,576)
of assets held for sale
Share distribution plan	515,438	3,086	3,529	-	-	6,615
Balance, December 31, 2005	112,750,115	$1,161,281	$62,017	$(750,247)	(236)	$472,815
Net Loss	-	-	-	(181,137)	-	(181,137)
Issuance of common shares	1,022,549	5,909	-	-	-	5,909
for cash (net of issue costs)
Options exercised	5,249	34	-	-	-	34
Share distribution plan	434,664	2,554	4,918	-	-	7,472
Balance, December 31, 2006	114,212,577	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	-	-	-	(57,302)	-	(57,302)
Share distribution plan	886,565	5,043	5,355	-	-	10,398
Balance, December 31, 2007	115,099,142	$1,174,821	72,290	(988,686)	(236)	258,189

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Years ended December 31,
(Expressed in thousands of U.S. dollars)

	2007	2006	2005
Cash provided by (used for):
Operating activities:
Net loss for the year	$(57,302)	$(181,137)	$(86,983)
Items not affecting cash:
Compensatory shares	12,093	7,983	5,483
Depreciation and amortization	18,080	23,131	29,234
Loss on disposal and write-down of long-lived assets	4,583	778	238
from continuing operations
Loss (gain) on disposal and write-down of long-lived	(2,897)	112,124	7,549
assets from discontinued operations (note 3)
Gain on sale of assets (note 4)	-	-	(18,294)
Equity in loss of associated companies	7,433	7,029	3,738
Other	-	(247)	(361)
	(18,010)	(30,339)	(59,396)
Changes in non-cash working capital:
Accounts receivable	(4,052)	(1,630)	(5,831)
Inventories	(196)	(2,337)	(933)
Prepaid expenses and other current assets	(456)	(100)	844
Accounts payable and accrued liabilities	(1,491)	(3,041)	666
Deferred revenue	(1,645)	1,358	(2,768)
Accrued warranty liabilities	(1,214)	(3,680)	(8,888)
Net current assets and liabilities held for sale (notes 2, 3 & 4)	(4,620)	(2,901)	(423)
	(13,674)	(12,331)	(17,333)
Cash used by operations	(31,684)	(42,670)	(76,729)

Investing activities:

Net decrease (increase) in short-term investments	29,439	(41,559)	(32,603)
Additions to property, plant and equipment	(6,379)	(8,735)	(6,613)
Proceeds on sale of long lived assets	541	3,368	485
Disposition of assets held for sale (notes 3 & 4)	1,787	(687)	21,458
Investments	(3,290)	(4,057)	(677)
Other long-term assets	(2,567)	78	2,689
Long-term liabilities	94	799	441
	19,625	(50,793)	(14,820)
Financing activities:
Net proceeds on issuance of share capital	-	5,943	50,668
Other	-	-	1,052
	-	5,943	51,720

Decrease in cash and cash equivalents	(12,059)	(87,520)	(39,829)
Cash and cash equivalents, beginning of year	61,399	148,919	188,748
Cash and cash equivalents, end of year	$49,340	$61,399	$148,919

Supplemental disclosure of cash flow information (note 17)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies:

(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications. Our technology is based on proton exchange membrane (“PEM”) fuel cells. The Corporation operates in three market segments:
  Power Generation: Fuel cell products and services for materials handling, back-up power and residential co-generation; and

  Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and

  Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

The Corporation is based in Canada, with its head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, the Corporation has sales, research and development and manufacturing facilities in the United States (Lowell, Massachusetts).

On November 7, 2007, the Corporation signed an agreement to sell certain of its automotive fuel cell assets, which completed on January 31, 2008 (note 2 and 21).

On February 15, 2007, the Corporation completed the sale of its electric drive business in Dearborn, Michigan, Ballard Power Systems Corporation (“BPSC”), a wholly owned subsidiary (note 3).

(b)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(c)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences to United States GAAP are disclosed in note 19. The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies (cont’d):

	Percentage ownership
	2007	2006	2005
Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc.	100.0%	100.0%	100.0%
Ballard GmbH	100.0%	100.0%	100.0%
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems Corporation (note 3)	-	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated.

(d)	Cash, cash equivalents and short-term investments:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Short-term investments consist of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years.

The Corporation classifies its cash, cash equivalents and short-term investments as held for trading. Held for trading financial assets are measured at fair value with changes in fair value recognized in net income. The fair values are determined directly by reference to quoted market prices.

(e)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies (cont’d):

(f)	Investments:

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

(g)	Comprehensive Income and Financial Instruments:

Effective January 1, 2007, the Corporation adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Comprehensive Income (“Section 1530”), Equity (“Section 3251”), Financial Instruments – Recognition and Measurement (“Section 3855”) and Hedges (“Section 3865”). Effective December 31, 2007, the Corporation early adopted CICA Handbook Section Financial Instruments – Disclosure (“Section 3862”) and Financial Instruments – Presentation (“Section 3863”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Comprehensive Income
Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale and cumulative translation adjustments. In accordance with this new standard, the Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a new category of shareholders’ equity on the consolidated balance sheet and consolidated statement of shareholders’ equity.

Financial Instruments – Recognition and Measurement and Hedges
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets are measured in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost. Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost. Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

The Corporation classifies its cash, cash equivalents and short-term investments as held for trading. Held for trading financial assets are measured at fair value with changes in fair value recognized in net income.

The Corporation classifies its accounts receivables as loans and receivables and measures them at amortized cost along with its financial liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies (cont’d):

(g)	Comprehensive Income and Financial Instruments (cont’d):

Financial Instruments – Recognition and Measurement (cont’d)

Derivative instruments are recorded on the consolidated balance sheet at fair value and changes in the fair values of derivative instruments are recognized in the consolidated statement of operations. As at December 31, 2007, the Corporation does not have any derivative instruments outstanding.

Section 3865 relates to accounting for hedges. As the Corporation does not designate its financial instruments as hedges, there was no impact of adopting this section.

Financial Instruments – Disclosure and Presentation
Section 3862 and Section 3863 require more extensive disclosure with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages these risks (note 20).

(h)	Accounting Changes:

Effective January 1, 2007, the Corporation adopted CICA Handbook Accounting Changes (“Section 1506”). Under this section, voluntary changes in accounting policy are allowed only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The Corporation is not currently affected by this new section.

(i)	Inventories:

Effective, December 31, 2007, the Corporation early adopted CICA Handbook Inventories (“Section 3031”). The new standard provides more guidance on the measurement and disclosure requirements for inventories; significantly, the new standard allows the reversals of previous write-downs to the net realizable value when there is a subsequent increase in the value of inventories. This accounting standard was applied retrospectively, however, there were no material impacts on prior period financial statements requiring restatement by adopting the new standard.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies (cont’d):

(i)	Inventories (cont’d):

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing the appropriate inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would make inventory on hand obsolete.

(j)	Property, plant & equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the respective
lease and estimated useful life
Production and test equipment	4 to 15 years

(k)	Intangible assets:

Fuel cell technology acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years. Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies (cont’d):

(l)	Goodwill:

The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed are recognized as goodwill in the Corporation’s consolidated financial statements and is assigned to reporting units of a market segment.

Goodwill is not subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. During 2006, as a result of the sale of BPSC, the Corporation recorded a write-down of goodwill of $103.4 million (note 3). At year-end, the Corporation tested the remaining goodwill for impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no further impairment to goodwill.

(m)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all revenue recognition criteria specified above is met. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the proportionate performance method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs. Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies (cont’d):

(n)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited against the related expense incurred in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(o)	Research and product development expenditures:

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

(p)	Patents and license agreements:

Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

(q)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

(r)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies (cont’d):

(s)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized. To the extent that the liability is not covered by assets of the plan nor reflected in the accrued pension cost, there is a transition asset or obligation to be recognized over a specified period in accordance with an amortization schedule.

(t)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

The Corporation accounts for foreign exchange contracts at their fair value on the balance sheet and recognizes the changes in the fair values as gains or losses in the period.

(u)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted on or after January 1, 2003. The resulting compensation expense is charged to net income over the vesting period whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Significant accounting policies (cont’d):

(u)	Share-based compensation plans (cont’d):

Prior to 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for share-based compensation. Accordingly, no compensation expense was recognized for such grants of options as the exercise price was equal to the market price of the share on the date of grant.

The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(v)	Loss per share:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share has not been calculated, as the effects of outstanding stock-based compensation arrangements would be anti-dilutive.

(w)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2. Announced disposition of certain automotive fuel cell assets:

On November 7, 2007, the Corporation announced it had entered into an Agreement with Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) to sell its automotive fuel cell research and development assets (“AFCC Transaction”). The AFCC Transaction, which closed on January 31, 2008 (see subsequent event note 21), provides for the transfer of certain automotive fuel cell assets to Daimler, Ford and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC, which is controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, on closing in January 2008, the Corporation transferred to Daimler, Ford and AFCC certain of its automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $60 million in cash, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC, and 112 personnel. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of its common shares, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. In addition, AFCC assumed Ballard’s automotive fuel cell warranty liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2. Announced disposition of certain automotive fuel cell assets (cont’d):

The Corporation will record an estimated gain of $100 million in January 2008 on the closing of the AFCC Transaction. The estimated gain is subject to change due to a number of variables, including changes in Ballard’s net investment in its automotive fuel cell assets to the date of closing and the determination of final closing costs and purchase price adjustments.

As there will be significant continuing involvement with AFCC and the Automotive segment post closing, the historic results of the Automotive segment will continue to be reported in results from continuing operations. Assets and liabilities to be transferred on close of the AFCC Transaction have been segregated on the balance sheet as assets and liabilities held for sale.

Included in the assets and liabilities held for sale are:

	2007	2006
Inventories	$105	$273
Current assets held for sale	$105	$273

Property, plant and equipment	$2,331	$2,739
Intangible assets	10,150	11,867
Goodwill	3,805	3,805
Long-term assets held for sale	$16,286	$18,411

Accrued warranty liabilities	$1,933	$8,103
Current liabilities held for sale	$1,933	$8,103

3. Disposition of Ballard Power Systems Corporation:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal cost of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 primarily as a result of employee future benefit plan curtailments in 2007. Upon closing, the Corporation ceased to consolidate the results of BPSC.

The results of operations of BPSC have been presented as discontinued operations in the current year and prior year figures have been restated. The results of BPSC had previously been reported in both the Automotive and Power Generation segments.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Disposition of Ballard Power Systems Corporation (cont’d):

Net loss from discontinued operations is summarized as follows:

	2007	2006	2005
Total revenue from discontinued	$311	$12,193	$11,485
operations
Loss from operating activities	$3,384	$12,788	$23,993
Loss (gain) on long-lived assets held	(2,891)	111,355	-
for sale
Loss from discontinued operations	$493	$124,143	$23,993

Included in loss from operating activities for the year ended December 31, 2007 was nil (2006 - $769,000; 2005 - $7,549,000) in loss on disposal and write-down of long-lived assets incurred as part of operations.

Included in the assets and liabilities held for sale at December 31, 2006 are:

2006
Accounts receivable	$1,694
Inventories	1,030
Prepaid expenses	226
Current assets held for sale	$2,950

Property, plant and equipment	$3,586
Long-term assets held for sale	$3,586

Accounts payable and accrued liabilities	$1,955
Deferred revenue	112
Accrued warranty liabilities	515
Current liabilities held for sale	$2,582

Long-term liabilities held for sale	$1,207

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4. Disposition of Ballard Power Systems AG:

On August 31, 2005, the Corporation completed the sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to Daimler and Ford. In 2004, the Corporation recorded a loss of $23,051,000 relating to the write-down of goodwill. Due to the longer than expected time required to complete the sale and the resultant reimbursement of BPSAG’s net operating expenses incurred up to the closing date, a gain of $18,294,000 was recorded in 2005 resulting in a net loss (2004 and 2005) on the sale of BPSAG of $4,757,000. On closing, the Corporation ceased to consolidate the results of BPSAG. The net proceeds on disposal were $95,841,000, which included the return to the Corporation of 9.0 million of its common shares that were held by Daimler and Ford, valued at $73,800,000 and the receipt of cash for purchase price adjustments of $29,328,000, which were partly offset by $7,287,000 of disposal costs.

Proceeds on disposal	$73,800
Purchase price adjustments	29,328
Disposal costs	(7,287)
Net proceeds	95,841
Net investment in BPSAG as of August 31, 2005	77,547
Net gain on disposal	$18,294

5. Accounts Receivable:

	2007	2006
Trade receivables	$18,115	$14,106
Other	848	805
	$18,963	$14,911

6. Inventories:

	2007	2006
		(Restated-note 2)
Raw materials and consumables	$9,497	$10,576
Work-in-progress	3,371	3,598
Finished goods	1,991	489
	$14,859	$14,663

In 2007, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $21,252,000 (2006 – $13,677,000; 2005 – $13,787,000). In 2007, the write-down of inventories to net realizable value amounted to $1,375,000 (2006 - $2,301,000; 2005 - $1,231,000). The reversal of write-downs amounted to nil (2006 – nil; 2005 - nil). Write-downs and reversals are included in either cost of product and service revenues or research and product development depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7. Property, plant and equipment:

		Accumulated	Net book
2007	Cost	depreciation	value
Land	$4,803	$-	$4,803
Building	13,392	4,612	8,780
Computer equipment	18,397	14,559	3,838
Furniture and fixtures	5,366	4,821	545
Leasehold improvements	10,515	5,341	5,174
Production and test equipment	65,151	45,385	19,766
	$117,624	$74,718	$42,906

		Accumulated	Net book
2006 (Restated – note 2)	Cost	depreciation	value
Land	$4,803	$-	$4,803
Building	13,060	4,082	8,978
Computer equipment	17,554	13,082	4,472
Furniture and fixtures	5,287	4,686	601
Leasehold improvements	10,614	4,488	6,126
Production and test equipment	62,429	42,454	19,975
	$113,747	$68,792	$44,955

8. Intangible assets:

		Accumulated	Net book
2007	Cost	depreciation	value
Fuel cell technology	$49,801	$45,498	$4,303

		Accumulated	Net book
2006 (restated – note 2)	Cost	depreciation	value
Fuel cell technology	$49,801	$37,967	$11,834

9. Investments:

Investments are comprised of the following:
	2007		2006
	Amount	Percentage	Amount	Percentage
		ownership		ownership
Chrysalix Energy Limited Partnership	$ 3,250	15.0%	$ 3,087	15.0%
Advanced Energy Technology Inc.	-	-	5,104	2.5%
	$ 3,250		$ 8,191

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9. Investments (cont’d):

Chrysalix Energy Limited Partnership (“Chrysalix”) is carried at cost. During 2007, the Corporation made an additional investment of $163,000 (2006 - $804,000) and the Corporation is committed to fund a total of $756,000 from 2008 to 2010.

Advanced Energy Technology Inc. (“Advanced Energy”) was carried at cost. During 2007, a write-down of $4,563,000 was recorded to reflect other than temporary impairment in the carrying value of Advanced Energy. The Corporation then sold its interest in Advanced Energy for proceeds of $541,000, representing the adjusted cost.

QuestAir Technologies Inc. (“QuestAir”) was carried at cost. In 2006, the Corporation sold its ownership interest in QuestAir for proceeds of $3,301,000, which resulted in a loss of $618,000.

10. Accounts payable and accrued liabilities:

	2007	2006
Trade accounts payable	$2,202	$5,459
Other liabilities	2,420	3,381
Compensation payable	15,218	10,496
Taxes payable	202	203
	$20,042	$19,539

11. Long-term liabilities:

	2007	2006
EBARA BALLARD Corporation	$10,536	$6,230
Deferred revenue	3,760	3,760
Employee future benefit plans (note 12)	1,971	4,941
Asset retirement obligation	1,339	1,033
	$17,606	$15,964

EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method. As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment of ($10,536,000) (2006 – ($6,230,000)) has been presented in long-term liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11. Long-term liabilities (cont’d):

During 2007, the Corporation made an additional investment of $8,461,000 (2006 - $8,511,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders. The Corporation is committed to fund a total of $8,425,000 in 2008. In addition, the Corporation granted to EBARA BALLARD a license to certain intellectual property and manufacturing rights for consideration, net of withholding taxes, of $21,240,000 of which $5,310,000 was received in 2007 (2006 - $5,310,000). The remaining $5,310,000, net of taxes, is due to be received in 2008. This related party transaction is recorded against the investment in EBARA BALLARD.

In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle the obligation is $4,242,000 as at December 31, 2007. The obligation will be settled at the end of the term of the operating lease, which extends up to 12 years into the future.

12. Employee future benefit plans:

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2007.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations:

		2007		2006
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Balance, beginning of year	$9,587	$4,094	$8,878	$4,308
Current service cost	359	12	752	306
Interest cost	479	33	487	208
Plan participant contributions	-	2	-	5
Benefits paid	(104)	(27)	(82)	(24)
Actuarial (gains) losses	298	(44)	(448)	(709)
Curtailments	(1,189)	(3,456)	-	-
Balance, end of year	$9,430	$614	$9,587	$4,094

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

Defined benefit plan assets:

		2007		2006
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Balance, beginning of year	$6,847	$-	$5,413	$-
Actual return on plan assets	413	-	629	-
Employer’s contributions	736	25	900	19
Plan Participant Contributions	-	2	-	5
Benefits paid	(147)	(27)	(82)	(24)
Expenses paid	-	-	(13)	-
Balance, end of year	$7,849	$-	$6,847	$-

The plan assets for the funded pension plans consist of:

			2007	2006
Asset Category:
Equity securities			73%	74%
Debt securities			27%	26%
Total			100%	100%

Reconciliation of the funded status of the benefit plans:

		2007		2006
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Fair value of plan assets	$7,849	$-	$6,847	$-
Accrued benefit obligation	9,430	614	9,587	4,094
Funded status – deficit	(1,581)	(614)	(2,740)	(4,094)
Unamortized net actuarial (gain)	430	(206)	1,015	878
loss
Accrued benefit liability	$(1,151)	$(820)	$(1,725)	$(3,216)

The accrued benefit liability as at December 31, 2007, included as part of long-term liabilities, is $1,151,000 (2006 - $1,725,000) for pension plans and $820,000 (2006 - $3,216,000) for the other benefit plans. For the year ended December 31, 2007, $332,000 (2006 - $915,000) of defined benefit cost was recorded for the pension obligations and $133,000 (2006 - $597,000) was recorded for other benefit plans in the consolidated statement of operations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

The elements of the defined benefit costs recognized for the years ended December 31, 2007 and 2006 are:

		2007		2006
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Current service cost	$359	$12	$752	$306
Interest cost	479	33	487	208
Actual return on plan assets	(413)	-	(629)	-
Actuarial (gains) losses	298	(44)	(448)	(709)

Elements of employee future
benefit costs before adjustments	$723	$1	$162	$(195)
Adjustments to recognize the
long-term nature of employee
future benefit costs:
Differences between expected and	(90)	-	220	-
actual return on plan assets for year
Difference between actuarial gains	(298)	44	448	709
(losses) recognized for year and
actuarial gains (losses) on
accrued benefit obligation for year

Amortization of prior service cost	(3)	101	-	-

Amortization of (gain) loss	-	(13)	85	50

Defined benefit costs recognized	$332	$133	$915	$564

Total cash payments for employee future benefits for the year ended December 31, 2007, consisting of cash contributed by the Corporation to its funded pension plans was $736,000 (2006 - $900,000).

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2007 and 2006 were as follows:

	2007		2006
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Discount rate	6.0%	6.0%	5.8%	5.8%
Rate of compensation increase	3.0%	n/a	3.3%	3.0 – 7.0%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2007 and 2006 were as follows:

	2007			2006
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Discount rates	5.8%	5.8%	5.5%	5.8%
Expected long-term rate of	7.0%	n/a	7.0%	n/a
return on plan assets
Rate of compensation	3.3%	n/a	3.4%	3.0 – 7.0%
increase

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2007 and 2006 were as follows:

	2007	2006
Initial medical health care cost trend rate	11.0%	11.0%
Initial dental health care cost trend rate	7.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is	2016	2015
assumed to remain at
Year that the dental rate reaches the rate it is	2010	2009
assumed to remain at

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the years ended December 31, 2007 and 2006:

	2007	2006
Effect on total service cost and interest cost components
for the year:
- One-percentage point increase	$6	$126
- One-percentage point decrease	$(5)	$(83)
Effect on accumulated post-retirement benefit obligation
at year end:
- One-percentage point increase	$72	$751
- One-percentage point decrease	$(63)	$(595)

In 2007, due to the sale of BPSC, changes were made to benefits accruing to employees under both the pension and other benefit plans, which resulted in the recognition of curtailment gains of $2,699,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital:

(a)	Authorized and issued:

Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

At December 31, 2007, 115,099,140 (2006 – 114,212,575: 2005 – 112,750,113) common shares are issued and outstanding. One Class A share and one Class B share were issued and outstanding to Daimler and Ford, respectively.

Subsequent to year-end, 34,261,298 common shares and the Class A and the Class B shares were returned to the Corporation and cancelled (note 2).

(b)	Share option plans:

The Corporation currently has options outstanding from three share option plans. All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans, although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes. All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital (cont’d):

As at December 31, 2007, options outstanding from the three share option plans were as follows:

	Outstanding	Options to be	Range of exercise
	options	granted	prices
2002 share option plan	2,581,980	1,063,742	$4.68 - $24.91
2000 share option plan	1,875,582	1,325,477	$14.86 - $194.31
1997 share option plan	1,127,514	-	$7.66 - $194.31

	Options for common shares		Weighted average
			exercise price
Balance, December 31, 2004	6,538,367		$ 42.97
Options granted		779,250	6.48
Options cancelled	(2,359,841)		40.78

Balance, December 31, 2005	4,957,776		39.83
Options granted	1,318,500		6.08
Options exercised		(5,249)	6.40
Options cancelled		(430,169)	27.35
Balance, December 31, 2006	5,840,858		33.17
Options granted		855,009	7.58
Options cancelled	(1,110,791)		35.20
Balance, December 31, 2007	5,585,076		$ 34.15

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2007:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of exercise	Number	contractual life	exercise	Number	exercise
price	outstanding	(years)	price	exercisable	price
$4.68 - $10.41	2,477,977	7.4	$ 7.41	790,895	$ 7.58
$13.93 – $18.52	729,038	5.5	14.73	729,038	14.73
$24.91 - $38.46	947,531	3.7	26.71	947,531	26.71
$39.98 – $53.89	529,405	2.7	43.27	529,405	43.27
$66.79 – $89.57	480,925	3.2	72.14	480,925	72.14
$116.89 – $194.31	420,200	2.3	187.34	420,200	187.34
	5,585,076	5.3	$ 34.15	3,897,994	$ 45.76

As outlined in note 1(u), the Corporation uses the fair-value method for recording employee and director share option grants. During 2007, compensation expense of $3,462,000 (2006 - $3,278,000; 2005 - $3,253,000) was recorded in net income as a result of fair value accounting for share options granted after the adoption of the fair-value method. The share options granted during the year had a weighted average fair value of $3.92 (2006 - $3.86; 2005 - $3.95) and vesting periods of three years.

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002. As at December 31, 2005, all stock options granted prior to December 31, 2002 had been fully vested; therefore, no pro forma information is required for the years ended December 31, 2007 and 2006. For the year ended December 31, 2005, if computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

2005
Net loss	$86,983
Compensation charge related to options granted	6,195
Pro-forma net loss	$93,178
Pro-forma basic loss per share	$0.78

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2007	2006	2005
Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	53%	59%	60%
Risk-free interest rate	4%	4%	4%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital (cont’d):

(c)	BGS Option exchange plan

Options are also outstanding under the Ballard Generation Systems (“BGS”) option exchange plan whereby holders of BGS options exchanged their options for options to purchase common shares of the Corporation. At December 31, 2007, 42,338 options were outstanding with exercise prices ranging from $25.55 to $47.97 and a term of ten years.

(d)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2007, there were 2,624,775 shares available to be issued under these plans.

Compensation expense of $9,592,000 was charged against income during the year ended December 31, 2007 (2006 - $5,001,000; 2005 - $3,036,000) for shares distributed and to be distributed under the plans.

(e)	Class A and Class B shares:

(i) Class A share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by Daimler.

(ii) Class B share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by Ford.

These shares were returned to the Corporation and cancelled on January 31, 2008 (note 2).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital (cont’d):

(f)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2007, 299,991 DSUs were issued and outstanding, and $481,000 (2006 - $387,000; 2005 - $381,000) of compensation expense was recorded.

(g)	Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees. The RSUs vest after a specified number of years from the date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria. Each RSU is convertible into one common share. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2007, 631,307 RSUs were issued and outstanding and $1,796,000 (2006 $1,233,000; 2005 – $505,000) of compensation expense was recorded.

14. Commitments, guarantees and contingencies:

At December 31, 2007, the Corporation is committed to payments under operating leases as follows:

2008	$1,767
2009	1,735
2010	1,902
2011	1,902
2012	1,902
Thereafter	13,994
Total minimum lease payments	$23,202

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the original amount of the government contributions of $10,831,000 (CDN$10,702,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14. Commitments, guarantees and contingencies (cont’d):

Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell based stationary power products up to $38,791,000 (CDN$38,329,000) in exchange for a contribution of $29,714,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas fuel cell stationary power generator. Ballard has agreed to pay TPC royalties on fuel cell-based stationary power product revenues from January 1, 2001 onwards.

During 2007, the Corporation made payments of $147,000 (CDN$ 172,000) (2006 - $2,217,000 (CDN$ 2,530,000); 2005 – nil) to TPC, representing royalty payments and 32% of the proceeds on disposition of equipment originally acquired as part of the 250 kW natural gas fuel cell stationary power generator demonstration. These amounts reduce the total recoverable amount to TPC described above.

Original maximum recoverable amount under Phase 1 and 2	CDN$	49,031
Prior year payments applied		(2,320)
Maximum recoverable amount, December 31, 2004		46,711
2005 payments		-
Maximum recoverable amount, December 31, 2005		46,711
2006 payments		(2,530)
Maximum recoverable amount, December 31, 2006		44,181
2007 payments		(172)
Maximum recoverable amount, December 31, 2007	CDN$	44,009
Maximum recoverable amount, December 31, 2007	US$	44,539

The Corporation has issued a letter of credit in the amount of $1,409,000 (2006 - $1,195,000) related to a lease agreement for premises.

At December 31, 2007, the Corporation has outstanding commitments aggregating up to a maximum of $974,000 (2006 - $805,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $756,000 and $8,425,000 in Chrysalix and EBARA BALLARD, respectively (note 9 and 11).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2007	2006	2005
Loss before income taxes	$(57,355)	$(182,554)	$(86,778)
Expected tax recovery at 34.1% (2006–34.1%; 2005–34.9%)	$(19,570)	$(62,287)	$(30,259)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital loss	1,035	2,201	30,124
Non-deductible expenses	2,850	866	953
Investment tax credits earned	(29,809)	(10,286)	(13,847)
Financing costs of other years	-	(97)	(99)
Foreign tax rate differences	74	(692)	(701)
Gain (loss) on assets held for sale	-	38,205	(6,383)
Losses and other deductions for which no benefit has been recorded	45,420	32,090	20,212
Income tax expense	-	-	-
Large corporations tax (recovery)	(53)	(1,417)	205
Income taxes	$(53)	$(1,417)	$205

     The Corporation has available to carry forward the following as at December 31:

	2007	2006
Canadian scientific research expenditures	$585,420	$503,431
Canadian losses from operations	147,641	81,818
Canadian capital losses	241,963	204,753
Canadian investment tax credits	172,958	141,053
German losses from operations for corporate tax purposes	393	592
U.S. federal losses from operations	30,415	112,504
U.S. capital losses	287,389	90,524

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2026. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2009 to 2027.

On closing of the AFCC Transaction in 2008 (notes 2 and 21), approximately $13,000,000 of Canadian losses from operations and approximately $65,000,000 of Canadian capital losses are expected to be utilized. The estimated utilization is subject to change due to a number of variables, including changes in Ballard’s net investment in its automotive fuel cell assets to the date of closing and the determination of final closing costs and purchase price adjustments.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Income taxes (cont’d):

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2009	$8,000
2010	18,505
2011	31,387
2012	30,993
2013	31,668
2014	17,028
2015	12,734
2016	3,915
2017	4,172
2026	7,046
2027	7,510
$172,958

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2007	2006
Future income tax assets:
Scientific research expenditures	$158,064	$156,063
Investment in associated companies	1,395	1,324
Accrued warranty liabilities	290	1,834
Share issuance costs	1	2
Losses from operations carried forward	52,366	66,515
Capital losses	131,843	67,946
Investment tax credits	141,431	115,784
Non-deductible accounting allowances	-	366
Property, plant and equipment and intangible assets	32,869	26,415

Total future income tax assets	518,259	436,249
Less valuation allowance:
- Canada	(408,004)	(351,892)
- U.S.	(110,151)	(84,201)
- Germany	(104)	(156)
Net future income taxes	$-	$-

16. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Related party transactions (cont’d):

		2007	2006
Balances with related parties:
Accounts receivable		$12,054	$11,452
Accounts payable		13	367

	2007	2006	2005
Transactions during the year with related parties:
Revenues from products and services and	$37,435	$41,363	$32,890
engineering development
Purchases	442	899	792
Contract research and development expenditures	-	-	268

In November 2007, the Corporation announced the AFCC Transaction under which the Corporation sold, certain automotive fuel cell assets to Daimler and Ford, effective January 31, 2008 (note 2).

In 2005, the Corporation completed the sale of its interest in BPSAG to Daimler and Ford (note 4) and granted a license to EBARA BALLARD (note 11).

17. Supplemental disclosure of cash flow information:

	2007	2006	2005
Income taxes paid	$-	-	$145

Non-cash financing and investing activities:
Compensatory shares	$2,651	$2,220	$2,510
Accrued disposition costs (note 4)	-	-	2,341
Shares cancelled from disposition of assets held
for sale (note 4)	-	-	73,800
Shares cancelled upon release of Ford from
certain future obligations (note 4)	-	-	12,500

18. Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive, and Material Products. The Corporation designs, develops, manufactures, sells and services fuel cell products for the Power Generation and Automotive market segments. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the fuel cell industry. Segmented information excludes amounts reported as discontinued operations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Segmented financial information (cont’d):

Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	2007	2006	2005
Total revenues
Power Generation	$19,432	$13,286	$7,037
Automotive	32,035	25,080	23,512
Material Products	14,065	11,457	11,699
	$65,532	$49,823	$42,248
Segment income (loss) for the year (1)
Power Generation	$2,918	$1,911	$(752)
Automotive	9,168	(241)	(9,581)
Material Products	1,528	(257)	(1,254)
Total	13,614	1,413	$(11,587)

Corporate amounts
Research and product development	(31,612)	(25,070)	(37,004)
General and administrative	(19,715)	(13,262)	(15,461)
Marketing and business development	(8,334)	(7,226)	(6,241)
Depreciation and amortization	(15,732)	(16,391)	(18,033)
Investment and other income	16,933	9,932	11,223
Loss on disposal and write-down of	(4,583)	(778)	(238)
long-lived assets
Gain on sale of assets	-	-	18,294
Equity in loss of associated companies	(7,433)	(7,029)	(3,738)
Loss from continuing operations before	$(56,862)	$(58,411)	$(62,785)
income tax

(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Segmented financial information (cont’d):

As at December 31, 2007, 2006 and 2005, goodwill was allocated $46,291,000 to the Power Generation segment, $3,805,000 to the Automotive segment (held for sale – note 2) and $1,815,000 to the Material Products segment.

In 2007, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $10,161,000. Revenues from the Automotive segment included sales to each of two customers in the amount of $15,983,000 and $9,818,000. Revenues for the Material Products segment included sales to one customer in the amount of $6,472,000.

In 2006, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $9,701,000. Revenues from the Automotive segment included sales to one customer in the amount of $15,839,000. Revenues for the Material Products segment included sales to one customer in the amount of $6,840,000.

In 2005, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $5,113,000. Revenues from the Automotive segment included sales to each of two customers in the amount of $11,857,000 and $6,177,000. Revenues for the Material Products segment included sales to one customer in the amount of $8,380,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2007		2006		2005
		Property, plant		Property, plant		Property, plant
		and equipment		and equipment		and equipment
	Revenues	and goodwill	Revenues	and goodwill	Revenues	and goodwill(1)
Canada	$670	$80,815	$1,305	$82,026	$328	$87,401
U.S.	30,993	10,134	17,041	10,898	24,652	10,689
Japan	11,076	-	10,344	-	6,807	-
Germany	21,028	63	19,567	137	9,297	168
Other countries	1,765	-	1,566	-	1,164	-
	$65,532	$91,012	$49,823	$93,061	$42,248	$98,258

(1) Excludes assets associated with disposition of BPSC which has been presented as discontinued operations. Revenues are attributed to countries based on customer location.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)	Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(b)	Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(c)	Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(d)	Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. The option exchange plan (note 13 (c)) was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Differences between Canadian and United States accounting principles and practices (cont’d):

(e)	Under Canadian GAAP, short-term investments are classified as held for trading and carried at fair market value with changes in fair market value recognized in net income. Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

(f)	Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

(g)	Under U.S. GAAP, effective for the Corporation’s December 31, 2007 and 2006 year end financial statements, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (SFAS No. 158) requires an entity to recognize in its balance sheet the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

(h)	Under Canadian GAAP, assets and liabilities held for sale are presented separately on the balance sheet classified as current and non-current. Under U.S. GAAP, non-current assets and liabilities held for sale are classified as current when the sale is expected to be completed within one year.

(i)

Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG. Under U.S. GAAP, this intellectual property was not recorded.

In 2001, the Corporation increased its ownership in BPSAG to 50.1% and commenced consolidating BPSAG instead of recording the investment under the equity method. As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG decreased and goodwill increased as compared to the amounts recorded under Canadian GAAP. Accordingly, under U.S. GAAP, the amount of amortization of intangible assets was decreased.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Differences between Canadian and United States accounting principles and practices (cont’d):

Also under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses.

In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of these differences under U.S. GAAP.

(j)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows

(k)	Under US GAAP, effective January 1, 2007, the Corporation adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 established threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. There is no similar standard under Canadian GAAP. The adoption of FIN 48 did not have a material impact on the Corporation’s financial statements or require restatement on prior period financial statements under US GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Differences between Canadian and United States accounting principles and practices (cont’d):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

Consolidated balance sheets:

	2007			2006
	Canadian		U.S.	Canadian		U.S.
	GAAP	Difference	GAAP	GAAP	Difference	GAAP
Current assets:
Cash and cash equivalents	$49,340	$-	$49,340	$61,399	$-	$61,399
Short-term investments	96,234	-	96,234	125,673	-	125,673
Accounts receivable	18,963	-	18,963	14,911	-	14,911
Inventories	14,859	-	14,859	14,663	-	14,663
Prepaid expenses	1,740	-	1,740	1,284	-	1,284
Current assets held for sale (h)	105	16,286	16,391	3,223	21,997	25,220
	181,241	16,286	197,527	221,153	21,997	243,150
Property, plant and equipment	42,906	-	42,906	44,955	-	44,955
Intangible assets	4,303	-	4,303	11,834	-	11,834
Goodwill (d)	48,106	490	48,596	48,106	490	48,596
Investments (f)	3,250	(1,325)	1,925	8,191	(472)	7,719
Long-term assets held for sale (h)	16,286	(16,286)	-	21,997	(21,997)	-
Other long-term assets	2,599	-	2,599	32	-	32
	$298,691	$(835)	$297,856	$356,268	$18	$356,286
Current liabilities:
Accounts payable and accrued
liabilities	$20,042	$-	$20,042	$19,539	$-	$19,539
Deferred revenue	169	-	169	1,814	-	1,814
Accrued warranty liabilities	752	-	752	1,966	-	1,966
Current liabilities held for sale (h)	1,933	-	1,933	10,685	1,207	11,892
	22,896	-	22,896	34,004	1,207	35,211
Long-term liabilities (b) (g)	17,606	44,498	62,104	15,964	39,563	55,527
Long-term liabilities held for sale (h)	-	-	-	1,207	(1,207)	-
	40,502	44,498	85,000	51,175	39,563	90,738
Shareholders' equity:
Share capital (a)	1,174,821	119,583	1,294,404	1,169,778	119,583	1,289,361
Additional paid-in capital (a)(c)	72,290	86,929	159,219	66,935	86,929	153,864
Accumulated deficit	(988,686)	(180,795)	(1,169,481)	(931,384)	(168,602)	(1,099,986)
Accumulated other comprehensive
income (a)(e) (g)	(236)	(71,050)	(71,286)	(236)	(77,455)	(77,691)
Shareholders' equity	258,189	(45,333)	212,856	305,093	(39,545)	265,548
	$298,691	$(835)	$297,856	$356,268	$18	$356,286

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of operations and comprehensive loss:
	2007	2006	2005
Loss under Canadian GAAP	$(57,302)	$(181,137)	$(86,983)
Research and development (b)	163	(1,424)	469
Amortization of intangible assets (i)	-	1,375	1,500
Gain on sale of assets (i)	-	-	20,709
Foreign exchange loss (b) (e)	(11,503)	(19)	(1,154)
Equity in loss in associated companies (f)	(853)	(75)	(139)
Net loss under U.S. GAAP	(69,495)	(181,280)	(65,598)
Other comprehensive income:
Change in unrealized holding gains arising
during the year (e)	4,733	-	(120)
Other (g)	1,672	-	-
Cumulative translation adjustment (a)	-	-	(3,145)
Comprehensive loss in accordance with U.S. GAAP	$(63,090)	$(181,280)	$(68,863)
Basic and diluted loss per share, U.S. GAAP	$(0.61)	$(1.60)	$(0.55)

Consolidated statements of shareholders’ equity:
		Additional		Accumulated	Total
	Share	paid-in	Accumulated	other compre-	shareholders’
	capital	capital	deficit	hensive income	equity
Balance, December 31, 2004	$1,351,272	$93,831	$(853,108)	$(72,610)	$519,385
Net Loss	-	-	(65,598)	-	(65,598)
Change in unrealized holding gains
arising during the year	-	-	-	(120)	(120)
Cumulative translation adjustment	-	-	-	(3,145)	(3,145)
Issuance of common shares for cash
(net of issue costs)	50,668	-	-	-	50,668
Cancellation of common shares upon
disposition of assets held for sale	(124,162)	50,362	-	-	(73,800)
Share distribution plan	3,086	3,701	-	-	6,787
Other	-	1,052	-	-	1,052
Balance, December 31, 2005	1,280,864	148,946	(918,706)	(75,875)	435,229
Net Loss	-	-	(181,280)	-	(181,280)
Adjustment to apply FAS 158	-	-	-	(1,816)	(1,816)
Issuance of common shares for cash
(net of issue costs)	5,909	-	-	-	5,909
Options exercised	34	-	-	-	34
Share distribution plan	2,554	4,918	-	-	7,472
Balance, December 31, 2006	1,289,361	153,864	(1,099,986)	(77,691)	265,548
Net Loss	-	-	(69,495)	-	(69,495)
Change in unrealized holding gains
arising during the year	-	-	-	4,733	4,733
Other	-	-	-	1,672	1,672
Share distribution plan	5,043	5,355	-	-	10,398
Balance, December 31, 2007	$1,294,404	$159,219	$(1,169,481)	$(71,286)	$212,856

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of cash flows:
	2007	2006	2005
Cash used for operating activities under	$(31,684)	$(42,670)	$(76,729)
Canadian GAAP and U.S. GAAP (j)
Cash provided by (used in) investing activities	$19,625	$(50,793)	$(14,820)
under Canadian GAAP and U.S. GAAP
Cash provided by financing activities under	$-	$5,943	$51,720
Canadian GAAP and U.S. GAAP

20. Financial instruments:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities. The fair values of cash, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The fair value of long-term investments accounted for on the cost basis is not practical to determine because none of the investments are publicly traded. The carrying value of cash equivalents and short-term investments equal their fair values as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

	2007			2006
	Canadian dollar	U.S. dollar	Total	Canadian dollar	U.S. dollar	Total
	portfolio(1)	portfolio		portfolio(1)	portfolio
Cash and cash equivalents	$5,202	$44,138	$49,340	$13,214	$48,185	$61,399
Short-term investments	46,993	49,241	96,234	50,328	75,345	125,673
Total cash, cash	$52,195	$93,379	$145,574	$63,542	$123,530	$187,072
equivalents and short-
term investments

(1) U.S. dollar equivalent

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Financial instruments (cont’d):

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported investment and other income is as follows:

	2007	2006	2005
Investment and miscellaneous income	$8,207	$9,913	$7,879
Foreign exchange gain	8,726	19	3,344
Investment and other income	$16,933	$9,932	$11,223

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

a)

Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars. The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2007, the Corporation had no forward foreign exchange contracts outstanding.

The following exchange rates applied during the year ended December 31, 2007:

U.S. to $1.00 CDN
January 1, 2007 Opening rate	$0.8581
December 31, 2007 Close rate	1.0120
Fiscal 2007 Average rate	0.9311
Fiscal 2007 Year high	1.0527
Fiscal 2007 Year low	0.8480

Based on the cash, cash equivalents and short-term investments held at December 31, 2007, if the Canadian dollar strengthened ten percent against the U.S. dollar, with all other variables held constant, foreign exchange gains would have increased by approximately $4,133,000. If the Canadian dollar weakened ten percent against the U.S. dollar, there would be an equal and opposite impact on net income. This sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at year-end for a ten percent change in foreign currency rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Financial instruments (cont’d):

b)

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on the cash, cash equivalents and short-term investments held at December 31, 2007, if interest rates on that date had been 25 basis points lower, with all other variables held constant, investment income for the year would have been $353,000 higher, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 25 basis points higher, there would be an equal and opposite impact on net income.

c)	Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

21. Subsequent event:

On November 7, 2007, the Corporation announced it had entered into the AFCC Transaction (see note 2) with Daimler and Ford to sell its automotive fuel cell research and development assets. On January 31, 2008, the AFCC Transaction closed.